PRESSLOGIC INC

26/F, Chinachem Leighton Plaza

29 Leighton Road

Causeway Bay Hong Kong

March 5, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: PressLogic Inc.

Request for Withdrawal of Registration Statement on Form F-1 (File No. 333-290492)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), PressLogic Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s registration statement on Form F-1 (File No. 333-290492), initially filed with the Commission on September, 24, 2025, as thereafter amended on October 14, 2025, and November 7, 2025, respectively, and becoming effective on November 27, 2025 in accordance with the provisions of Section 8(a) of the Securities Act (together with all exhibits thereto, the “Registration Statement”).

The Company has determined not to proceed with its public offering at this time and believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company hereby confirms that no securities have been sold or will be sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, and subject to compliance with the requirements thereof, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Should you have any questions or require any further information, please contact our legal counsel, Shuang Zhao, Esq. of Cleary Gottlieb Steen & Hamilton LLP at +852 2521-4122.

Very truly yours,

PRESSLOGIC INC.

By:	/s/ Cheung Ho Chak Ryan
Cheung Ho Chak Ryan
Chairman and Chief Executive Officer

cc: Shuang Zhao, Esq. (Cleary Gottlieb Steen & Hamilton LLP)